Filed by America Online, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: AOL Time Warner Inc.
                           Commission File No. 001-12143


The following communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. References made in the following, in particular, statements regarding the proposed AOL/Time Warner merger are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the merger; failure of the AOL or Time Warner stockholders to approve the merger; the risk that the AOL and Time Warner businesses will not be integrated successfully.

For a detailed discussion of these and other cautionary statements, please refer to the Company's filings with the Securities and Exchange Commission, especially in the "Forward-Looking Statements" section of the Management's Discussion and Analysis section of the Company's Form 10-K for the fiscal year ended June 30, 1999 and the Risk Factors section of the Company's S-3 filing that became effective in November 1999.

                              * * * * * * * * * * *

 THE FOLLOWING IS A TRANSCRIPT OF A PRESS CONFERENCE HELD ON JANUARY 10, 2000:

                                 AMERICA ONLINE

                                January 10, 2000

                                  10:00 AM CST

Stephen M. Case, Chairman and Chief Executive Officer, America Online, Inc.:

Well, thank you for coming and welcome. We're pleased to have all of you here with us today as we announce the merger to create the first global media and communications company of the Internet century, AOL Time Warner.

I don't think it's too much to say this really is a historic moment, a time when we transformed the landscape of media and communications. The merger of the number one Internet company with the number one media company will bring together the best of both worlds and create one of the most respected and most valuable companies in the world with strength in every link of the media value chain.

Before I tell you more about what our new company means for the future, I want to say that I'm proud to stand on this stage today with Jerry Levin and his management team, including Vice Chairman Ted Turner and President Dick Parsons and they'll be speaking with you shortly. Also with us, is AOL's President Bob Pittman and our CFO, Mike Kelly.

We are very excited about joining forces with Time Warner because we share a common vision for the future. Time Warner is the first major media company to not only recognize, but to fully embrace the new interactive world. Together, we can change the future for the better.

America Online and Time Warner are already long time partners and AOL Time Warner together will be a perfect fit as one company.

We will draw on one another's strengths, combining the force of AOL's distribution capacity and Internet expertise with Time Warner's unsurpassed content and cable assets.

And as we enter this Internet century, no company will be better positioned to capitalize on the convergence of media, entertainment and communications than AOL Time Warner.

Let me talk for a moment about how this merger will transform entertainment and communication and commerce and really have an impact on people's lives.

In less than a decade's time, the Internet has revolutionized our economy and society, but we're still just scratching the surface. We are already seeing an explosion of new technology that is moving the Internet beyond the PC to the televisions, the telephone and a whole array of new connected devices.

The next generation of high speed and mobile delivery systems will provide even greater benefits to consumers, anywhere they are and everywhere they go.

This merger will launch the next Internet revolution, building on those technological advancements and making the most of them to benefit our consumers.

AOL Time Warner's assets will include the world's largest Internet dial-up network, a whole array of cutting edge interactive technologies and cable systems that reach more than 20% of American households, making it the second largest system in the nation.

But there is another reason why this merger is so important and it's not its size. It's really the company's potential for innovation and creation of new value and new choice for consumers.

If we're going to develop all of the Internet's great possibilities, we can't just come up with faster, more affordable ways to deliver information. We also have to enrich and expand that information, making it even more central and more valuable to people's lives.

AOL Time Warner will offer an incomparable portfolio of global brands that encompass the full spectrum of media and content, from the Internet, to broadcast and cable television, to film, to music, to magazines and to books.

And I'm pleased to say that we're starting today on a real fast track, by also announcing several groundbreaking new commercial ventures that really underscore the remarkable value of this merger. We already are exploring many other ways to combine our assets to create innovative new products and services, as well to enhance our current offerings.

Ultimately, this is about serving consumers, so I want to talk a minute about what this will mean for consumers.

It will mean new kinds of opportunities for entertainment. It will mean new opportunities for shopping for a variety of products and services that will improve their lives and add convenience to their lives. And it will mean new opportunities to communicate, to learn about one another and learn about the world around them.

So what will this mean for our core business? The merger will speed the delivery of media rich broadband Internet services to mass market consumers and drive the growth of advertising and e-commerce across all of our combined brands. This is the first time a major Internet company has combined with a major media company and the possibilities are truly endless.

AOL Time Warner will offer an exciting opportunity for our more than 80 thousand employees to be part of an historic company that will set new standards for this new medium.

Yet with all the benefits this merger creates for consumers, for our companies, for our shareholders, our business partners and our employees, the true value of this union lies not in what it can do today, but what it will achieve in the future.

At America Online, we have worked hard to fulfill our mission of building a medium as essential to people's lives as the telephone or television, but even more valuable. Time Warner shares that vision and this merger advances the day when that vision becomes a reality.

In short, we're kicking off the Internet century with a unique company with unparalleled assets and unprecedented ability to accelerate the next Internet revolution and an unsurpassed opportunity to have a positive impact on society. We look forward to building a company that will be among the most valuable and most respected in the world.

I will be Chairman of the Board, focusing on the things I do best and care the most about. The hard work of managing this diverse company and these 80 thousand employees will be shouldered by Jerry Levin. Jerry and I have become close friends over the past year. It started when we were co-chairing the global business dialogue and then a few months ago, we spent a week together traveling through China. And in the last few months, as you might imagine, we spent a lot of time together and I'm really excited about this opportunity.

I first called Jerry in October and said, "I think this would be an extraordinarily strategic merger, a merger of equals. I would like you to be CEO. I would like to be Chairman," and the last couple of months we've honed that. And one of the reasons I'm so excited about this merger is not just the array of brands, the technologies, the assets and so forth, but the strength of our management team and the leadership that will come from Jerry Levin. So now, please hear from Jerry Levin.

Gerald Levin, Chairman and Chief Executive Officer, Time Warner Inc.:

Thanks a lot, Steve. It gives me great pleasure to welcome the suits from Virginia here to New York.

This is a very special day obviously, but it does have historical significance for me, so I can dispel another view.

It's exactly 10 years to the day, January 10, 1990 when Time Warner was formed. So in fact, Time Warner is not old media. AOL is in fact, older than Time Warner by several years.

For me, this represents the digital transformation of Time Warner. For those of you who know me well or have read things that I have distributed within our own company, that's been my conviction. And with this transaction, that dream is realized.

But it also, I think after you digest this, it has nothing to do with the size. We're indeed, the preeminent position. What you will come to know as we know instinctively is that there is a natural fit between these two companies, not just because there's the subscription base. There is the same kind of brand building, consumer attention, new media interactive service orientation.

But both are blue chip companies with very significant management, very aggressive, very significant boards. And perhaps probably most significantly, as you heard Steve speak, we care not only about value creation, which is taking place on Wall Street today, but also the values that we feel that we can leave as a legacy eventually and do things through this company worldwide that have a lot to do with social destiny of people everywhere. That's a conviction that we all share.

You have all the obvious statistics here. When you look at the 22 million subscribers to AOL and CompuServe, the 135 million additional registered users for AOL, the 120 million readers of the more than 30 magazines of Time, Inc., the 35 million subscriptions to HBO, its pay television services, the 20 million homes passed with digital cable. For TNC and CBS, our entertainment networks, they're received by 75 million homes. And probably very significantly, and you'll see from him shortly, CNN is really accessible to a billion people around the world. In fact, I view us and our combined company as the trustees for a remarkable heritage.

Also, for those of you know me well, I am a broadband person. I am an interactive guy. I've been building networks all my life. And this really provides the opportunity just as we're in this remarkable digital century and Internet world, to bring to bear everything from communications to content to distribution in really, a socially meaningful way.

Even on the entertainment side, we've been saying this for some time and now, I'm kind of reunited. We were separated at birth with Bob Pittman, so that the music business; by the way, for those of you who don't know, the establishment of MTV and VH1 actually took place in our company, our predecessor company. And I feel one of our businesses that will benefit the most from the Internet, is in fact the music business.

We've already seen what it can do to the movie business. Think back to the Warner Brothers movie, You've Got Mail, nicely promoted jointly with AOL.

So as I look at the natural fit here, it is a very big idea. But probably most importantly for me, really the ability and the pleasure to work with a group of people who are bright, aggressive, socially minded, hip, new media oriented really to make a very significant future.

So what I'd like to do now is, to some trepidation, turn the mic over to; here we have in the same company Steve Case and Ted Turner, it is very exciting.

Ted, as you know, up until the AOL Time Warner merger, the most successful merger in the history of American business and I don't say that out of any arrogance, I just think it's been true with the Time Warner Turner merger. And that was done in large part to the inspiration of someone who is probably the most unforgettable person in our land today and he owns most of it anyhow, Ted Turner.

Ted?

R.E. "Ted" Turner, Vice Chairman, Time Warner Inc.:

Thank you, Jerry. I'll just be a moment. Shortly before 9:00 last night, I had the honor and privilege of signing the piece of paper that irrevocably cast a vote, the first vote taken, a vote of my 100 million shares more or less, for this merger. I did it with as much or more excitement and enthusiasm as I did when I first made love some 42 years ago. It's that kind of a...

We are, Time Warner is a company of winning brands and winning people and so is AOL and you put them together, just like when we put Turner Broadcasting into Time Warner, it made the company much, more stronger. This is going to be a much, more stronger company.

I know there's going to be some speculation with all the strong management and personalities that there's a possibility for some friction. But I don't think that's going to happen. I think we're all committed to making this thing work and creating the most exciting and socially conscious company that the world has ever seen. I'm going to be very, very happy. I am very happy to be a part of it. And now it's my great honor to introduce our new coming, Co-COO, Bob Pittman. Bob?

Robert W. Pittman, President and Chief Operating Officer, America Online, Inc.:

Well America Online and Time Warner are two companies that do see the world the same way. We see it with consumers as its center. And both of our companies build value for consumers through the creation and development of powerful brands that people know and love.

In this merger, we're combining those one of a kind companies and adding value to the powerful brands, consumer relationship and as you heard, unique distribution channels, through the creation of extraordinary new interactive products, services and commerce opportunities that neither company could fully create on its own. This is the perfect one plus one equal three opportunity. We are the missing piece of each other's puzzle.

Remember, not only is America Online the world's number one online service, reaching 50% of all users in the US, but our Web brands, not including the AOL or CompuServe services boast an amazing 135 million registered Web users.
Combined, our complete family of our interactive brands reaches 80% of all Internet users.

We're in the process of extending those powerful brands to an entirely new range of devices and services, including AOL TV, hand held devices and AOL Plus through our AOL Anywhere strategy. The addition of Time Warner brands and expertise makes the move beyond the PC all the more decisive.

At the same time, access to this unmatched family of interactive properties and services will dramatically accelerate the distribution of Time Warner's popular brands to the online world.

Supported by our efficient infrastructure, these household names will become more accessible than ever to consumers in an Internet age, allowing them to achieve new levels of growth not possible with AOL's consumer relationship and distribution platforms.

As the Internet enters it's next phase of development, AOL Time Warner will own the best portfolio of content brands and destination sites. And we will fully use those properties and are moving them into a range of consumer products, services and commerce opportunities across the range of music, entertainment, news and communications to take full advantage of both companies' audience reach, scale and expertise.

Moreover, AOL Time Warner will bring our trademark convenience and ease of use to the cable industry and broadband. AOL Time Warner will have the capability to offer broadband access to virtually every Internet user in the country, be it cable, DSL, satellite, or wireless.

But the products we offer over these services from AOL Plus and AOL TV will offer more than just speed. It will deliver unprecedented ease of use and content design for the medium that ensures a whole new, high quality experience built around brands consumers know, use and trust. In short, we'll create a new standard of excellence in programming and communications heretofore unseen.

Plus, this deal literally blows the roof off our advertising and e-commerce potential. AOL Time Warner will be able to offer our advertising and commerce partners packages that take full advantage of our unparalleled audience reach across this spectrum of interactive properties, networks, publishing and cable.

Together, the America Online and Time Warner brands offer over 100 million paid subscription relationships and hundreds of millions more through other media and interactive products.

From books to videos to financial services to travel to communications, you name it, the possibilities for new commerce plays combining our brands are endless.

In music for example, we will bring together Time Warner's prestigious roster of established and new artists with America Online's industry leading, online music delivery capabilities and mass market penetration, doing for the industry in the next decade what the CD did in the 80's, and believe me, we do know how to make it simple and easy to use.

The merger also offers significant opportunities to achieve efficiencies across the complete range of America Online and Time Warner businesses as we cross-promote our extensive roster of brands. In fact, there is no better co-marketing partner for us than Time Warner.

Finally, this merger offers opportunities to further strengthen the two companies international leadership, a critical factor given the fact that this was the first year that the number of Internet users abroad outpaced that in the United States and this disparity will continue to grow.

America Online is the global leader in interactive services, with subscription services in 15 countries and 7 languages, as well as complete global reach with our Web properties, like ICQ. While Time Warner operates in more than 100 countries, with thousands of employees abroad. The combination of these resources virtually assures a continued leadership position in the explosively growing international market.

There's no question that this merger of the world's number one Internet and media companies will literally transform the landscape in both industries overnight. Most important, by combining our resources into the first media and communications company built on the power of the Internet, it will result in the most powerful engine for value creation in that industry that has ever been seen and will speed up the adoption of the Internet for the benefit of consumers worldwide.

And with that, I'd like to introduce you to my old friend and now my close colleague, Dick Parsons.

Richard D. Parsons, President, Time Warner Inc.:

Thank you, Bob. Let me tell you what this merger means. I'll start by saying what it means to me personally.

By putting these two great companies together, it means that I no longer have to follow Ted Turner as a speaker. That's the good news. How do you compete with Ted? The bad news is I now have to follow Bob Pittman, so I guess I'll have to make it work.

Let me tell you what I think it means to three other important constituencies. First, our customers.

You've heard described that essentially what we're going to be able to do in the new AOL Time Warner is to take the most remarkable collection of stories and content of news and information and through the vehicle of this phenomenal new medium called the Internet, put it in the hands before the eyes and the ears of consumers all around the world, anytime, anyplace, anywhere and however they want to receive it.

It's significant to me to note that this is really the first major merger, as far as I know it's the first merger, announced in the 21st century and I think when we look back on it in time, we'll see that this is going to be the defining merger. This new company is going to define what we called in our press release, the Internet century. And it's for the reason that it combined the premier content, news gathering, story-telling, picture repository, music repository in the world, namely Time Warner, with the premier, new age information and distribution medium, namely AOL.

So I think for our consumers, our customers, this is going to be the beginnings really, of a new age. And I would pause here to say also that it's been national policy at every level, national policy, state policy, to encourage the deployment of this new medium called the Internet, as deeply into every American community as possible.

And one of the things, Jerry mentioned it and Steve mentioned it, that our company; we've been putting cable at an upgrade architecture in every American community that we serve, rich, poor, in every school, that our cable plant passes. I think a word that's on a lot of people's lips and a lot of stories that you read today about the coming digital divide and creating sort of a new, sort of two society, those that have access to technology and those that don't. One of the things that we will stand for and I think makes me proud to be associated with all these gentlemen, is the fact that this company, I think will be one of the leaders in terms of closing that digital divide. Putting this new powerful medium in the hands of all Americans and indeed, all people's around the world.

The second constituency that I would speak to are the employees of our companies, some 82,000 as Steve mentioned. This is one of those happy comings together where opportunities are going to be created, not reduced. This is not a merger that is being driven by the fact that we can squeeze out employees and reduce our costs.

This merger, the coming together of these two companies are going to create innumerable opportunities for the existing employee bases of both companies, enabling them to have richer, more interesting and ultimately, more rewarding work lives. I think that's important.

And then lastly, the third constituency that I speak to are our shareholders. I think for both companies, this is a merger where what AOL has, has just been made more valuable by virtue of the alliance with Time Warner and what we have, has been made more valuable by virtue of the alliance with AOL.

So as I thought about how best to sum up what this means for our shareholders, the shareholders of both companies who will soon be the shareholders of the combined company, the motto of the state of New York came to mind. That motto is Excelsior, ever upward.

So with that, I'd like to call to the microphone our new CFO and my new friend and partner in sporting event participation, Mike Kelly.

J. Michael Kelly, Senior Vice President and Chief Financial Officer, America Online, Inc.:

Thank you, Dick. Dick feels bad about following either Ted or Bob. I've got to tell you, after following all these gentlemen up here and then being the last person between you and the Q&A session, I'm feeling real good right now.

Listen, you've heard a lot about the strategic opportunities that we see for the company and the unique assets, the brand, the combination here is so compelling and I'm just here to say that the financial aspects of this transaction are just as compelling.

The merger, AOL and Time Warner will strengthen our ability to generate revenue growth, EBITDA growth, free cash flow growth. These will be the defining measures of the true companies that enter the Internet century.

Let me first provide you just the overview of the transaction. This is an all stock transaction that will be accounted for, will be treated as a tax-free merger.

Time Warner and America Online will be converted into AOL Time Warner at a fixed exchange ratio. Time Warner shareholders will receive 1.5 shares of the merged company for each share that they own of Time Warner. AOL shareholders will receive 1 share of the new enterprise.

The transaction will be accounted for as a purchase and we're currently thinking it will be amortized in resulting goodwill over a 20-year period. There is no collar on the transaction. Normal customer and closing aspects with those shareholders bases do require shareholder approval and of course, we'll have the normal regulatory approval process as well. We do, however, expect the transaction to close by year-end.

If you step back and look at the new combined organization on a pro forma basis, it really is compelling. ... back in our first full year of operations, we're looking at a revenue base in excess of $40 billion. We'll have an EBITADA base in excess of $10 billion. On a standalone basis, those numbers, when we take that operation together, we should be able to accelerate the growth rates of both of those numbers.

Just to look at the assets of it all, just one note that really stands out in all this, today, the combined company has in excess of 100 million paying subscribers, when you look across the base of cable, the publishing assets and what AOL has to bring to the party overall. A huge... of paying customer base that we have the opportunity to look at.

And we're clearly off to a strong start in realizing those synergies. If you take a look at some of the announcements that we put in the press release today, it really is the tip of the iceberg and we really look for the synergies and benefits coming out of this combination overall.

But we've been saying that over time, our first full year of operations and merged entities, the synergies will be approximately $1 billion, really reflecting the value and the combination this enterprise will have overall.

In addition, clearly this transaction meets heads on some of the challenges facing both AOL as well as Time Warner and thereby increasing the probability and high likelihood of success in meeting those challenges.

For AOL, this catapults the company into the broadband area with both world class content and unmatched access. For Time Warner, this provides the fastest way and most efficient way to realize the value of its media properties in the Internet age.

The combined company will have strengths at every point of the media value chain, including multiple brands of vast array of content, strong distribution, extensive infrastructure. AOL Time Warner will now set the standard by which all other companies will be measured in this space.

Let me stop there and turn the podium back over for the Q&A session.

Stephen M. Case, Chairman and Chief Executive Officer, America Online, Inc.:

Alright. Now we come to the fun part. We want to take your questions, but I must say one of the things that give me confidence this company will work well is the strength of this team and how well they've worked together in the last few days and weeks pulling this together. And how it didn't leak, which really shows that everybody's on the same page trying to make this new company work.

Here's how we're going to do the questions. Anybody who wants to put up their hand, we'd be happy to take your questions. The way we're going to do it is if they're easy questions, I'm going to answer them. That's the chairman's prerogative. If they're a little harder, they get to Jerry. If they're much harder, Bob and Dick and Mike will answer them and if they're impossible, we'll give them to Ted. First question.

Ted Allen Chernoff, CNBC:

Let's start off with Ted Allen Chernoff from CNBC. Ted mentioned the possibility for some friction here and given the obvious different dress codes, it seems that perhaps there might be some. Can you address that issue? How the corporate cultures will merge.

Question number two, what are the implications for the cable TV. Are you going to try to have every single cable operator carry AOL, etc.? What are the implications for your competitors.

Gerald Levin, Chairman and Chief Executive Officer, Time Warner Inc.:

Let's start, Al.

Stephen M. Case, Chairman and Chief Executive Officer, America Online, Inc.:

CNBC?

Ted Allen Chernoff, CNBC:

Right.

Gerald Levin, Chairman and Chief Executive Officer, Time Warner Inc.:

Oh, okay. Ted is always very forthright. Any big transaction, probably the most significant risk is really a people risk. In this case and what's interesting is that most of our discussion, once Steve had put this on the table and the big idea is immediately apparent and we did wrestle a little bit with evaluations because of the way the market currently behaves. But most of the time was spent on what I usomistically call the social issues, and that is to say how do the people work together. Let me step back a second.

There are two people sitting in the audience who are really responsible for this transaction and that's Rick Brestler and Ken Novak. Based on a lot of accumulated experience that the two of us had with a lot of transactions, you find out a lot about people as you're working through the various structures and how you deal with ideas.

And basically, I think what we concluded that when you get underneath it, the companies are really very similar. They operate in very much the same way. They've grown substantially.

I wasn't being cute when I said that Time Warner is ten years old. Time Warner is a construct of a lot of acquisitions over a relatively short period of time, where people have had to have been assimilated and nurtured. That's what's happened at AOL.

Also very aggressive people who are driven, not only for shareholder value, but also for the values of the company. This is a supreme irony that we have Bob Pittman, who I feel really grew up in our culture and his expertise, brand building and everything he's done at AOL really came out of the way we behave.

So I think in fact, you're going to see that we have a team right away. I can't remember an announcement where there is right off the bat, there are lists of commercial arrangements that have been made between the two companies that in fact, how did that happen, how did that happen so quickly and that really came about as a result of people just getting together and pulling it off.

So I'm very optimistic. And the other thing I'd say is that in Steve Case, you have a very unusual, courageous executive. I can't think of another instance in which somebody who has built a company, who has the standing that he has, to propose in the first conversation that Jerry, you be the Chief Executive Officer, because I certainly didn't ask and that is a remarkable thing. And what he wants to do is probably unique in the annals of American business. So again, I wasn't being cute before to have Steve and to have Ted kind of working. There are very few companies that have that and then you go to the management depth.

Your second question then, I'll pass it on. With respect to cable, broad band cable, cable modems, essentially what you're going to see is a) we're going to take the open access issue out of Washington and out of City Hall and put it into the marketplace. Into the commercial arrangements that should occur to provide the kind of access for as much content as possible and for multiple ISP's because that's really the history of the cable industry in any event.

I think what you'll see early on and very quickly are a lot of things that AOL can do that relate to an easy and rich experience in interactivity and on the Net, together with new forms of functionality that we haven't seen in the broadband cable industry. And obviously, Time Warner Cable has a tremendous laboratory in which to make that happen.

The cable industry traditionally, when things start working and the consumer demand is there and P&L makes a lot of sense, then there is a lot of distribution in the cable industry.

Stephen M. Case, Chairman and Chief Executive Officer, America Online, Inc.:

Jerry said it very well, so I'll just be very brief. The reason why we think this merger will work and you've heard it several times, is because of the people aspect. We have spent a lot of time in the last couple of months really thinking through those issues and we have unbelievable teams at both companies and we believe we can mesh them quite effectively.

Everybody knows that mergers are hard. Ultimately it comes down to people and one of the reasons I proposed right out of the shoot that Jerry be the CEO is he and Time Warner have tremendous experience in big mergers.

Initially with Time and Warner, which was a little difficult. More recently with Turner, which was one of the smoothest integrations in I think, M&A history. So the fact that Time Warner as a company and Jerry in particular as a CEO has such understanding of how to make these to work. How it really is ultimately about people and how through this AOL Time Warner company, we have a very diverse set of businesses with different kind of challenges, an unbelievable pool of talent, a lot of different priorities of protecting the journalist ethics on the one side. Trying to move into new industries aggressively on this side. There are many different priorities and many different subtleties, I think we understand that and have spent a lot of time in the last couple of months making sure there really was a mind melt on those issues.

Just a quick follow-up on the cable side, we do think it's important that this company come right out of the shoots basically, committed to the concept of consumer choice and ISP competition. That's why we included it in our press release.

We have said for several years that we think for the Internet to flourish, there has to be competition at the infrastructure layer. We always hoped that it would come through the marketplace as opposed to the government having to get involved. I think there's progress on that front with AT&T announcing a month or so ago their principle for open access. And now today, AOL Time Warner announcing a commitment to it.

So the number one and number two companies in the cable industry are now on record supporting consumer choice and we hope others, not just in the cable industry, but in the wireless industry and others will join us in opening up the platform. Let's take another question on this side.

John Higgins, Broadcasting and Cable Magazine:

I'm going to go on a couple of the same issues. You have a lot of cooks on the stage for this kind of; there's a lot of people with CO's on their title. There's going to be a power shift. How does that work out? At least you don't have the kind of power shift that happened in the ViaCom/CBS merger right away.

But the second question is, so as you the owner of Cable Systems, you want everybody to be able to surf on your wires and at what kind of terms are you going to insist that they pen you to do that?

Stephen M. Case, Chairman and Chief Executive Officer, America Online, Inc.:

I'll take the first one since Jerry owns the Cable Systems and will tell by the end of the year when we close this. It would be presumptuous for me to answer that specific question in terms of what happens over the next nine months or so.

But there are a lot of cooks on stage, but there is a, to use your analogy, a big meal to serve here. We have an unbelievable opportunity to basically take the best of AOL, the best of Time Warner, this diverse set of businesses in television, in the Internet and so forth and really try to figure out how to best make them work within their segments. As well as how to expand those brands of customer experiences in new ways. So there are a lot of big opportunities here.

Jerry and I worked out very early what our relative responsibilities. We all focus more on the strategic issues. I'll manage the Board. I'll focus on policy issues. I'll focus on technology issues. I'll focus on investments. I'll focus on philanthropist, things that I said in the beginning I think I do well and I really care about. He'll be CEO of running the company.

But when we say there's co-COO's in Bob and Dick, we are going to work out over the nine months or so prior to closing through an integration committee with Ken Novak and Rich Brestler and Bob and Dick that will report back to Jerry and I and put a structure in place that we'll both sign off on. But we'll divvy up the responsibility. So it will be very clear which businesses Dick is responsible for and which businesses Bob is responsible. And as you were suggesting, there's plenty there for a lot of fine chefs to oversee.

Gerald Levin, Chairman and Chief Executive Officer, Time Warner Inc.:

I'll start and then go to cable. I thought it was a plus that we had this group up here because it gives some indication of not only the depth, but you can look at body language and see the interaction or the relationships that already exist. We've become a company of high 5's and hugs.

In the cable industry, I think what you're hearing today is just to avoid the rhetoric or indeed change the lexicon and get back to what's really been basic in the cable industry. I'll give you a historical parallel.

In the early days of the development of pay television and limited channel capacity, HBO was available exclusively on certain cable systems and Show Time was available on other systems. And over time, it became clear not because anybody was beating the drum from the regulatory point of view. But it became very clear that you have to give the consumer as much choice from as many different providers to provide, really for the cable operator, the broadest value for the consumer.

We eventually adopted a multiple services and that's essentially what I'd like you to take away as the rhetoric for today. That put aside existing contractual constraints or any network architecture statements. We are now in the last year of the digital build-out of our cable systems and are creating a highly expansive format. So now, let's let the private marketplace work out the terms and conditions because it is in everybody's best interest to have as many different gateways into this enormous Internet community to have content coming from many different places.

It happens in our company all the time with respect to there's no one source. The Cable Systems is particularly prepared to be a distribution source with near incident digital capacity. That's where we are getting to and now the commercial arrangements need to be established.

Stephen M. Case, Chairman and Chief Executive Officer, America Online, Inc.:

And we do think from a policy standpoint, it's important to stimulate consumer choice and composition, but from a business standpoint, we welcome the competition. We believe we have great brands and great asset and we can complete effectively with other IST's riding on us, our cable platform, so we welcome that competition. Yes, over here?

Richard Quest, BBC World:

Mr. Case, most companies these days seem to strip out that Internet business as tracker stocks to gain value. You seem to be doing the opposite. You seem to be importing a slower grade stock into your business.

Is that likely to have much of an effect on the sort of rate of growth in stock price that investors have seen and will that be detrimental to your ability to do further acquisitions and to use your paper?

Mr. Levine, you have enormous experience of regulatory issues. What are the regulatory problems here?

Stephen M. Case, Chairman and Chief Executive Officer, America Online, Inc.:

As it relates to the first question, we think this combined company really has an enormous presence in the Internet media businesses. And will be one of the most valuable, hopefully the most respected company in the world and we think it will be very easy to do other acquisitions down the road if we think it's appropriate.

There is, as you were referencing, sort of a valuation disparity between the so-called Internet companies and the so-called media companies. And over time, we'd expect that to close as the assets converge together from a consumer experience standpoint. We wanted to be proactive in really making that happen.

We worked through those valuation issues and basically came to a point of view and said that even though when we close on Friday, if you looked at the combined market cap of both companies, AOL had about 65% of the market value and Time Warner had about 35% of value.

We also looked at the cash flow. AOL was contributed 20% of the value and Time Warner 80% of value and we just agreed on an exchange ratio that essentially resulted in AOL shareholders owning 55% and the Time Warner shareholders owning 45%.

And this combined company will have in its first full year of business, the next calendar year, over $40 billion in revenue and over $10 billion in EBITDA. So it's a very significant company that really has the best of both worlds. The assets that are necessary to take the Internet to the next step, as well as the Internet expertise that can take the Time Warner brand into this network future.

Gerald Levin, Chairman and Chief Executive Officer, Time Warner Inc.:

Let me put a little tail on that first part and then go to the second question.

We believe strongly that new currency of AOL Time Warner, with the kind of numbers that Mike mentioned and right out of the box talking about a billion dollars of synergistic EBITDA. And what Mr. Pittman mentioned in terms of the turbo charging of both companies, that you will have a new currency, the AOL Time Warner stock. And you can be assured that this is going to be a very aggressive currency and a very aggressive company in terms of the things that it wants to do.

Okay. Let's go to the regulatory side. In addition to the normal FCC or Franchise Transfer requirements, obviously, there's a Hart Scott and Rodino filing, but with respect to that, I'm not certainly going to opine as an anti-trust lawyer. But it's my view that this is really not only the first of its kind, the first out of the box in the new century, but there are no overlapping; this is a media company buying other media properties or an Internet company buying other Internet space companies. In fact, it's quite complimentary from all the traditional metrics that you would use. And in fact, when you look at the worldwide network society, which is basically what we have, which is under no central control.

Indeed what Steve mentioned before, we're co-Chairs of this global business dialogue. Part of our intention that's never happened before, we have a group of companies that have come together basically to say to the worldwide regulatory community, this thing is instantly available everywhere and you can't have disparate forms of regulation.

So it's my view that this is kind of a clean break with the past and represents something totally new and therefore, I don't see a regulatory problem.

Stephen M. Case, Chairman and Chief Executive Officer, America Online, Inc.:

I have two quick things to add. In the last couple of months as we talked through all these issues, I think one of the things that Jerry needed to make sure I understood was some of the traditions of Time Warner, the traditions of Henry Luce, for example. It's not just about making money, it's about serving the public interest and that's something that resonated.

Similarly, I needed to get comfortable. Jerry understood that we needed to operate on Internet time and need to be aggressive in pursuing business opportunities and there really was an agreement on those ideas. We both recognized that both companies needed to do some things a little different and together, we really had an unbelievable opportunity.

A last point on the regulatory side, it's very interesting if you look at this combined company, there really is a wonderful company with a diverse set of assets, but no single line of business really dominates its category, so that we don't expect there to be any anti-trust issues. The big issue we thought would be related to open access. We wanted to take that off the table on day one by committing to that principle. Steve?

Steve Young, CNN:

Just one follow-up on regulatory and one another. One anti-trust expert I spoke with this morning said that if AOL had exclusive or preferential access to Time Warner content, there could be regulatory issues, so could you elaborate a little bit on that point?

And it's tantalizing to think what might be going on in Redmond, Washington and in Mr. Armstrong's Board Room, you must have thought about this. How do you expect competitors like Microsoft and AT&T to respond?

Gerald Levin, Chairman and Chief Executive Officer, Time Warner Inc.:

Well, let me start with the first question. Were you surprised this morning, Steve?

Steve Young, CNN:

Yes.

Gerald Levin, Chairman and Chief Executive Officer, Time Warner Inc.:

Even CNN. In our company historically, because that's why these issues are so interesting, we've faced it over and over again.

We have a lot of networks. The content from Time Warner does not go exclusively into those networks. We make the best use possible in terms of realizing value and as a matter of fact, the whole concept; this is why it's interesting to grow up in a network community, that you really give value to the consumer by going to as many different places as possible.

The benefit however, is knowing that it's in your company so you can kind of count on it, but at the same time, there's a drive to make money by distributing your material.

So you'll see even today, we made an announcement about People, Teen People and In-Style, as well as Entertainment Weekly that are on AOL. But there are lots of other properties that we have that may be in other places. Entertainment is going to be on AOL, but Entertainment is going to be doing other things.

So I think once you keep that network model in mind and indeed, the way the cable systems operates, you can see that both from a commercial and marketplace point of view, but really from a public policy point of view, these things actually dovetail.

With the second one,  I'll let Steve  answer the Redmond,  Washington  question.
With respect to Mike Armstrong, we both spoke to him this morning. There are very good relationships, I was going to say among the three companies, I should say between the two companies. I think none of that is going to change.

Stephen M. Case, Chairman and Chief Executive Officer, America Online, Inc.:

It's always difficult to project what things will do and what the ripple effect will be in terms of other reactions or solidation or alliance. I do think more people will recognize that what we're doing does make strategic sense. It is the way to take the Internet to the next step and transition media into this network world, so I certainly wouldn't be surprised to see other things like that. I'm not going to speculate on what Microsoft's strategy might be or any other company. But I'm sure there will be people who will reassess this. If I was them, I certainly would reassess it and try to understand what kind of impact it is.

Our philosophy all along since we started 15 years ago was to try to partner with as many companies as possible and really focus on doing the things well that we really understand and partner with others where it's appropriate.

Microsoft for example, we certainly are very competitive with. We consider them our largest competitor. But there are areas where we partner and that notion of co-opetition, I think will continue to be the trend of the future.

One other point really is to the first part of your question. It's very important to understand that within Time Warner, there is a culture that recognizes there are diverse businesses with all kinds of subtleties to them. So for example, even though they own HBO, I see Jeff Bukus here, HBO carries everybody's movie, even though they own the Book of the Month Club or Music Club, they carry everybody's books and that's really a key principle.

It's not simply a matter of taking this content and using your distribution in any kind of exclusionary way. We do the same thing with AOL. There are many of our brands, Map Quest for example, which we just announced we will acquire, is distributed by thousands of web sites. So you have to look at each of these really as an individual opportunity, and individual brand and do what's best for it. But the bias should always be towards partnership. No single company, even AOL Time Warner can go it alone.

Gerald Levin, Chairman and Chief Executive Officer, Time Warner Inc.:

Just to put a final tail on that, it's just a truism in the 21st century that all of these companies will have interlocking relationships where you're competing in several different sales and categories and you're actually partnering in others.

It's certainly true of Microsoft. Microsoft is a partner of Time Warner in certain areas and competitive in other areas.

Stephen M. Case, Chairman and Chief Executive Officer, America Online, Inc.:

Yes?

Dylan Radigan, Bloomberg:

I have two quick questions. One is as you look at that board over there, you see most of the recognizable brands are Time Warner brands, the majority of them. Not that the AOL brands are not recognizable, but the inventory of recognizable brands is at Time Warner. I'm curious what you're decision making process was at Time Warner being in position not only of those brands, but also the capital that Time Warner has in its possession. That you decided that it was a better decision for Time Warner to accept 45% of the equity in a new company. As opposed to taking your capital and those brands and building your own Internet presence, considering how low the barriers to entry tend to be on the Internet and the answer can't be because you're getting a huge premium for your stock.

Gerald Levin, Chairman and Chief Executive Officer, Time Warner Inc.:

That wouldn't be my answer at all.

Dylan Radigan, Bloomberg:

Mr. Turner voted in favor of it and what your feeling was as you were looked at and now finished.

Gerald Levin, Chairman and Chief Executive Officer, Time Warner Inc.:

Obviously, I'm proud of all the brands. I view this transaction now; I've been as a career in building brand and accumulating brands and getting the synergistic value out of those brands.

Just as Steve said before, if you looked at the relative contributions, today it may be that Time Warner has 80% of both the revenues and the EBITDA, but here's the judgment I made and I think it's very significant.

First of all, the market capitalizations in the Internet space, I accept because I think something profound is taking place in this century. And while most people may have some difficulty with those valuations, in fact to me, it's really quite simple because it's a belief that the present value of future cash flow is so significant, that that's how you justify it.

I believe that and so for my company at this point, with those brands and with this heritage and with the capital, which we are investing, when Steve and I started to have our conversations, it just became clear to me that I could accelerate my own development, but also I saw how I could accelerate AOL's development.

In my own mind, I've been saying for the last year, that it's probably likely in the year 2000 that we're going to see somebody transact and figure out how to bring these companies together. And I decided that I wanted us to be first because we could be proactive and that in fact, the new currency that we could provide would enable us to continue to grow.

Then as we put the people together, I realized and as I said, we have in the press release commercial arrangements, that in fact, the numbers look pretty interesting. I don't think there's a merger where from day one said it's not going to be that hard to get a billion dollars of synergy and EBITDA precisely because we have these multiple revenue streams.

And then I sat back and really analyzed it and said AOL is distinctive not only because of Steve and Bob and Mike and all of the people there, but this is like coming home to me. It is a subscription based, distribution consumer brand building business. And once you amortize the cost of building that infrastructure, getting the consumer relationship, you can then build so many things on top of it with the tremendous margin.

Well, that's what we've done at HBO. That's really what we've done in the publishing business. So to me, I saw the power of that combination. And as I looked around and looked at other companies and other opportunities, it really came down to there's only one combination. So I had concluded either we would do something with AOL or we would build ourselves, but this is infinitely preferable.

Stephen M. Case, Chairman and Chief Executive Officer, America Online, Inc.:

I think before Ted's response, I think the next few days, different people will take different cuts at what this is. Some will say Time Warner got the better deal because they got this premium and Jerry Levine as CEO. Others will say AOL got the better deal because they're contributing 20% of the cash flow, but they got 55% of the company and all kinds of different permutations of that.

The way Jerry and I look at it is that's sort of this week's kind of debate. The real future is over the next decade, over the next century and how does this company really execute on this strategy to build one of the most valuable and most respected companies on earth.

Both of us basically concluded if you're an AOL shareholder, it's better to own 55% of this new company than 100% of AOL. If you're a Time Warner shareholder, it's better to own 45% of this new company than 100% of Time Warner. I think that will be clear in the next few years as we execute this strategy. And now, Ted?

R.E. "Ted" Turner, Vice Chairman, Time Warner Inc.:

Not much left to answer there. It was very well stated. I voted for it because I think we're going to have a stronger company and that we will accelerate value creation. I also think that it's going to be exciting and challenging and a lot of fun.

And I also want to say that it's not so easy to go out and recreate an AOL. Nobody else has been able to do it. It wouldn't be easy to create a Microsoft. It's not even easy to create a Bloomberg.

Stephen M. Case, Chairman and Chief Executive Officer, America Online, Inc.:

Alright. We have time for one more question. Right here in the middle. Try the mic now.

W:

Who most directly will be running music and all its permutations and give me your sense of how a consumer is going to get music from AOL Time Warner in say, seven years?

Gerald Levin, Chairman and Chief Executive Officer, Time Warner Inc.:

Okay. Let's start with the way things operate today. Obviously, we have a very large music company with a person named Roger Aimes who runs it and it reports to Dick Parsons who reports to me.

One of the most exciting things about this transaction and our conversations, that is the conversations that Steve and I and Dick and Bob have had, relate to the music business precisely for the following reasons.

A, the Internet and now the AOL opportunity provides the following kinds of expansions for the business. First is promotion. The music business is built on exhibition, usually in the past through radio or MTV. Now you'll have through AOL and through the Internet, you have this worldwide opportunity to promote.

Secondly, the music business is built on signing new acts and normally that has involved going into clubs around the country and discovering them.

This wonderful network society enables a lot of young people who have like in vast A&R field from which to choose.

Third, it's no accident that music has lent itself to the electronic commerce and the packaged goods because it's been pretty easy to see what it is and to get it to you. But it also, this medium lends itself to the digital downloading and therefore, the more efficient delivery of music.

And then coming off of the consumer electronic show, all of these devices, Anytime, Anywhere, all will have the capability of putting a little chip in them so that you can listen to music. At the same time, we have DVD and DVD Audio.

So in effect, what this means is that the music business, which I personally believe is the most fundamental business, it's the most emotionally evocative business and it fortunately, digitally translates extremely efficiently and in fact, the AOL overlay on this because Steve and Bob have already been doing this with Spinner and with Winamp. They're already on to it.

So one of the early things that we've seen and you can see it in the press release is the fact that this now catapults the Warner Music Group into a unique position. And the transition team, which will be Bob, Dick Parsons and Ken and Rich Brestler, are working already on a structure that will maximize that. And we're going to put aside all the old forms of organization and make this work. That's what I've used in my own company, the notion of a digital override or a digital transformation.

Stephen M. Case, Chairman and Chief Executive Officer, America Online, Inc.:

Thank you all for coming. This is an exciting day for us, kicking off this new company and this new Internet century. Thank you.

                             * * * * * * * * * * * *

THE FOLLOWING ARE TALKING POINTS THAT MAY BE USED FROM TIME TO TIME BY SPEAKERS ON BEHALF OF AMERICA ONLINE, INC.:

              "Are Media, Communications and Entertainment Industry

                      Fragmenting, Consolidating or Both?"

As you all know, last month, AOL and Time Warner announced our planned merger. We are extremely excited to create the world's first global media, entertainment and communications company because we believe that it gives us unprecedented opportunities to serve consumers. And we believe that by joining forces, we will not only build our business - we will build a global medium that benefits society and improves people's lives.

The global explosion of the interactive medium has raised some related questions: Are the media, communications and entertainment fragmenting or converging? Which is more important - content or technology? Do new "mega-corporations" concentrate too much power in the hands of the few? Will this new converged environment preserve a diversity of voices? Will countries and communities give up some of their unique cultural heritage?

Let's take the questions one at a time. First, are the media, communications and entertainment industry fragmenting, consolidating, or both?

It depends on how you look at it. From the perspective of a media or entertainment company, new technology is making it easier than ever to reach consumers in new and meaningful ways. From the perspective of a communications company, it is easier than ever to increase the range of services you can provide to customers. From the perspective of a consumer, this convergence is making it easier than ever to get information, to connect with friends and family, and to be entertained.

So, I think the question is less about whether the industries are subsuming or alienating one another, and more about whether both together and apart, they are serving consumers. And I think the answer is that together and separately, all three industries will continue to thrive, and consumers will continue to be the beneficiary.

Second, which is more important - content or technology?

I don't think there is a contest. The two fit together like piece in a puzzle - and they exist in a very healthy state of symbiosis. After all, Sony Play Station didn't land on every kid's Christmas list because it had the best tech or the best games. It became a household name because it had both, and the two were mutually reinforcing.

Third, do "converged" companies concentrate too much power in the hands of too few -- to the detriment of consumers?

I think the opposite is true. Take the Internet industry, for example. It continues to be a freewheeling marketplace where new ideas and new competitors are surfacing every day. There is such an explosion of information and entertainment that it is impossible for any one company to even begin to think about gaining control.

One thing the last few years have made clear is that there is no permanence in the entertainment world and that companies must continually innovate and change their very character if they expect to attract audiences. And really, that is the bottom line for all three industries and every combination of the three is:
How do we provide the richest possible experience for all our customers?

Fourth, will the new converged environment preserve a diversity of voices - and consumer choices?

One of the most important benefits of the Internet medium has been its empowering nature and its ability to give more people a voice. Five years ago, the World Wide Web barely existed - but today there are 800 million web pages in every language, covering every topic and interest you can imagine. That's certainly not going to change - it's only going to increase as global Internet penetration increases.

Large companies with a wide range of assets will only increase the diversity of voices on the Web. Think about it. HBO didn't become the killer app of the cable television world by restricting the movies it shows to ones from studios Time Warner owns. It became the world cable leader by actively seeking out movies from every studio, covering every genre. Why? To better serve consumers.

Finally, will the converged environment preserve or undermine the unique qualities of individual cultures?

One thing we have learned at AOL as we have extended our service around the world is that there is no such thing as a "one size fits all" company. We could never hope to succeed in countries as diverse as Brazil and Japan if we didn't make sure that our services are tailored to meet local needs, to serve local interests, and to celebrate local cultures.

Just as important, we could never hope to build a medium we can be proud of if we didn't do everything we can to help countries use the Web to transmit their unique cultures. This is more important than ever in a time of increased cultural diaspora - when people are leaving their countries of origin to find greater economic opportunity elsewhere. The Internet can help connect those people to families and friends in their native lands - and help connect them to new neighbors and new ideas in their new homes.

I believe that companies like AOL Time Warner will help bring the Internet to more people, at greater speeds and at increasingly affordable prices, making the online experience a part of more and more people's lives.

And I believe that we have a great opportunity to use the undeniable market power we command to build a medium that leaves no one behind. We take very seriously our commitment to meet the challenges of bridging the digital divide, enhancing educational resources for our children, and encouraging civic discourse. And I believe we will have a better chance to spread the benefits of the Internet to the countries of the world, where reduced barriers to entering world markets and increased educational opportunities will help developing nations in countless ways.

 . . .

We are committed to doing everything we can to make the most of these remarkable opportunities. And for us, there's no better measure of that commitment than our planned merger with Time Warner - another company that has fulfilled a lot of hopes and dreams over the past several years.

AOL Time Warner will be just as committed to building our combined brands - and to building a medium that improves people's lives. We are committed to giving consumers more choice ... to bringing the online experience into more homes and businesses ... and above all, to ensuring that the interactive medium is a truly global medium - leaving no community or country behind.

So, while we're proud of the progress we've made over the past decade, we expect to be even prouder of the progress we make over the next decade. We are setting our sights on a tough objective, but one we believe is achievable: Of building a global medium as central to people's lives as the telephone and television, but even more valuable. And now I'd be happy to take your questions.

                    "Winning Strategies in the Internet Race"

 . . .

The truth is, both before and after AOL and Time Warner announced our plan to join forces, there has been an increasingly vocal debate about the convergence of so-called old and new media.

The questions range pretty widely, but they're all related: Are the media, communications and entertainment converging? Which is more important - content or technology? Will new "mega-corporations" preserve a diversity of voices? Will countries and communities give up some of their unique cultural heritage in this new global world? And will the benefits of the Internet Revolution benefit the few or the many?

I think this is an important debate that we should be having. Because the questions it raises are fundamentally about the same thing: As the world economy grows increasingly global -- as the Internet Revolution continues to erase old boundaries between industries and blur borders between countries -- are we doing everything we can to build a medium that serves society?

The truth is, none of our companies would be where they are today if we didn't understand that first and foremost, we have to serve consumers. And none of us will be here tomorrow if we don't continually renew that commitment in its broadest sense: expanding the Internet's reach and extending its benefits to every country and community.

Because ultimately, the winning strategy in the Internet Race is the one that focuses like a laser beam on three things: broadening the services we provide consumers, increasing Internet penetration by reducing barriers and building infrastructure at the international level, and building a medium that leaves no one behind in the Internet Century. That's what's gotten AOL where it is today - and it will determine our future.

Let's start with broadening the services we provide consumers. This challenge really takes on the "content versus technology" contest and the convergence debate.

My own view is that when it comes to content and technology, there is no contest. The two fit together like pieces in a puzzle - and they exist in a very healthy state of symbiosis. After all, Sony Play Station didn't land on every kid's wish list because it had the best tech or the best games. It became a household name because it had both, and the two were mutually reinforcing.

And what about convergence? From the perspective of a media or entertainment company, convergence is making it easier than ever to reach consumers in new and meaningful ways. From the perspective of a communications company, convergence is making it easier than ever to increase the range of services you can provide to customers. From the perspective of a consumer, convergence is making it easier than ever to get information, to shop for goods and services, and to connect with friends and family.

So, I think the question is less about whether the three industries are subsuming or alienating one another, and more about whether both together and apart, they are serving consumers. And I think the answer is that together and separately, all three industries will continue to thrive, and consumers will continue to be the real winners.

 . . . .

                             * * * * * * * * * * * *


Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by America Online, Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by America Online at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from America Online by directing such request to America Online, Inc., 22000 AOL Way, Dulles, Virginia 20166, Attn: Investor Relations, tel: (703) 265-1741; e-mail: AOLIR@AOL.com.